UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: July 24, 2003
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 7.   **Financial Statements and Exhibits.**

     (a)   Not applicable.

     (b)   Not applicable.

     (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

          99.1   News Release dated July 24, 2003 regarding consolidated net income for the quarter and six months ended June 30, 2003 for WPS Resources Corporation

Item 9.   **Regulation FD Disclosure**

This information, required by "Item 12. Results of Operations and Financial Condition," is being furnished under "Item 9. FD Disclosure" in accordance with SEC Release No. 33-8216.

On July 24, 2003 WPS Resources Corporation will issue a news release announcing its financial results for the quarter and six months ended June 30, 2003, as more fully described in the press release, a copy of which is filed as Exhibit 99.1 hereto and which information is incorporated herein by reference.

WPS Resources will hold an earnings conference call on July 24, 2003 to discuss the 2003 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: July 24, 2003

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated July 24, 2003

Exhibit
Number

99.1   News Release dated July 24, 2003 regarding consolidated net income for the quarter and six
           months ended June 30, 2003 for WPS Resources Corporation

Exhibit 99.1

For Release: July 24, 2003

<u>**WPS RESOURCES CORPORATION**</u>
<u>**REPORTS EARNINGS FOR**</u>
<u>**SECOND QUARTER OF 2003**</u>

Green Bay, WI – WPS Resources Corporation (NYSE: WPS) announced the following:

 Quarterly highlights:

- Reports quarterly basic earnings per share of $0.08

- Reports year-to-date basic earnings per share of $1.10

- Reaffirms 2003 basic earnings per share guidance of $2.75 - $2.95

WPS Resources' consolidated net income from operations for the quarter ended June 30, 2003, was $2.7 million compared with $21.7 million for the quarter ended June 30, 2002. Basic earnings per share of WPS Resources' common stock were $0.08 in the second quarter of 2003 compared with $0.68 in the second quarter of 2002. Earnings per share for the second quarter of 2002 included $0.32 associated with the significant share of the gain on the 2001 sale of a portion of our synthetic fuel operation. WPS Resources' consolidated net income was $35.7 million for the six months ended June 30, 2003, compared with $49.8 million for the same period in 2002. Basic earnings per share of WPS Resources' common stock were $1.10 for the six months ended June 30, 2003, compared with $1.58 for the six months ended June 30, 2002. Earnings for the six months ended June 30, 2003, include an additional $3.2 million, net of tax, or $0.10 basic earnings per share, attributable to the cumulative effect of a required change in accounting. Earnings per share for the six months ended June 30, 2002, included $0.34 for the gain on the 2001 sale of a portion of our synthetic fuel operation.

"WPS Energy Services' performance during 2003 continues to exceed its prior operating results and its 2003 plan; however, consolidated earnings performance so far this year has been negatively impacted by a modified schedule for maintenance at Wisconsin Public Service's power plants. The Kewaunee Nuclear Power Plant outage lasted longer than scheduled and a maintenance outage at Weston 3 to enhance reliability for our customers was completed earlier in the year than scheduled," stated Larry Weyers, WPS Resources' Chairman, President and CEO. "Since we are a transmission-constrained state, we were forced to run our gas peakers and combustion turbines, which rely upon more costly fuel supplies, more than anticipated. In addition, our Sunbury plant experienced maintenance issues, which forced us to buy power to meet contract obligations. We have also been impacted by increased pension and medical benefit costs."

Second Quarter Results

Segment net income and revenue for the quarters ended June 30 are shown in the following table.

WPS Resources' Net Income and Revenue
For the Quarters Ended June 30, 2003 and June 30, 2002

	Net Income		Revenue	
Segment	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$5.4	$8.0	$195.0	$178.8
Gas Utility	(1.9)	0.4	72.2	57.9
WPS Energy Services	3.3	1.6	686.3	70.3
WPS Power Development	(3.4)	12.0 [1]	41.6	34.7
Holding Company and Other	(0.7)	(0.3)	0.3	0.3
Intersegment Eliminations	-	-	(13.6)	(10.1)
Total WPS Resources	$2.7	$21.7	$981.8	$331.9

[1] WPS Power Development 2002 net income includes a $10.0 million after-tax gain for the 2001 sale of a portion of our synthetic fuel operations.

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned regulated utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations at Wisconsin Public Service. Nonregulated segments include WPS Energy Services, Inc., a diversified energy supply and services company, and WPS Power Development, Inc., an electric generation asset development company. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the nonutility activities of Wisconsin Public Service and Upper Peninsula Power.

Revenue

As required, on January 1, 2003, WPS Energy Services adopted Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading

Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Upon adoption, Issue 02-03 required revenues related to derivative instruments classified as trading to be reported net of related cost of sales for all periods presented. Prior to January 1, 2003, WPS Energy Services classified all its activities as trading in accordance with the accounting standards in effect at that time. Consistent with the new accounting standards under Issue 02-03, effective January 1, 2003, WPS Energy Services classifies as trading activities only those transactions that at inception are intended to be settled in the near term with the objective of generating profits on short-term differences in prices. As a result of the change in the definition of trading, a larger portion of WPS Energy Services' business activities were classified as trading in 2002 than in 2003. Therefore, previously reported revenues for 2002 have been reclassified to be shown net of cost of fuel, gas, and purchased power, while the majority of 2003 revenues continue to be reported on a gross basis. The retroactive reclassification to net revenues and cost of sales for 2002 trading activities resulted in a $247.5 million decrease to WPS Resources' previously reported second quarter 2002 consolidated nonregulated revenues and a corresponding $247.5 million decrease to previously reported second quarter 2002 consolidated nonregulated cost of fuel, gas, and purchased power. Neither margins, net income, nor cash flows for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.

Electric utility revenues increased in the second quarter of 2003 due to retail and wholesale electric rate increases for our Wisconsin and Michigan customers in accordance with new rate orders. Upper Peninsula Power was authorized an 8.95% increase in retail electric rates by the Michigan Public Service Commission effective December 20, 2002; and Wisconsin Public Service was granted authority to increase retail electric rates by 3.5% effective March 21, 2003, by the Public Service Commission of Wisconsin. In addition, the Federal Energy Regulatory Commission ordered an 18.2% interim increase in wholesale electric rates, subject to refund, for Wisconsin Public Service effective May 11, 2003 (final rates are anticipated in the latter part of 2003). Gas utility revenues increased as a result of higher natural gas prices in the second quarter of 2003 than in the second quarter of 2002. This was partially offset by lower sales volumes and the implementation of a 0.3% decrease in retail gas rates ordered by the Public Service Commission of Wisconsin effective March 21, 2003. WPS Energy Services' revenues increased due to the change in accounting noted above, higher natural gas prices, and sales volume growth, including additional retail electric customers and the addition of a retail natural gas business in Canada in November 2002.

**Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Quarters Ended June 30, 2003 and June 30, 2002**

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Consolidated Electric Utility Margin	$6.1	$.11
Decrease in Gas Utility Margin	(0.3)	(.01)
Increase in WPS Energy Services' Electric Margin	9.6	.18
Decrease in WPS Energy Services' Gas Margin	(3.7)	(.07)
Decrease in WPS Power Development's Margin	(5.6)	(.10)
Increase in Operating Expenses	(17.0)	(.32)
Increase in Depreciation and Decommissioning	(5.0)	(.09)
Decrease in Miscellaneous Income [2]	(10.6)	(.20)
Decrease in WPS Power Development's Tax Credits		(.07)
Change in Other Items and Rounding		(.03)
Total Earnings Per Share Impact		$(.60)

[2] Decrease in Miscellaneous Income includes the effect of a $16.7 million ($.32 per share after-tax) gain recognized in 2002 on the 2001 sale of a portion of our synthetic fuel operations.

Margins

The consolidated electric utility margin increased in the second quarter of 2003 largely as a result of the electric rate increases discussed previously. This increase was negatively affected by an overall 2% decrease in sales volume to customers and a change in the mix of energy supply sources. Despite reducing the volume of power purchased on the open market by 15%, consolidated purchased power expense increased $3.6 million, or 32% on a per unit basis. The increase in the per unit cost was the result of regional transmission constraints due to a weak infrastructure, which limited access to excess power supplies from neighboring states. In addition, the scheduled refueling outage at our nuclear generation facility and accelerated maintenance at a Wisconsin Public Service coal-fired plant shifted the fuel mix for generation from lower-cost sources to more expensive combustion-fuel units. Generation from combustion-fuel units increased 43% during the second quarter of 2003. These units rely primarily on natural gas, which was 48% more costly on a per unit basis in the second quarter of 2003 than in 2002.

A 3% decrease in overall natural gas throughput together with the decrease in Wisconsin retail gas rates resulted in a lower gas utility margin in the second quarter of 2003 compared with the same period in 2002. Sales to our higher-margin customer classes decreased, including a 6% decrease for residential customers and a 4% decrease for commercial and industrial customers. Although our consolidated utility margin increased, the increase was not sufficient to offset higher operating expenses (discussed below) resulting in a $4.9 million decrease in utility earnings.

WPS Energy Services' electric margin increased due to growth in electric retail customers, enhanced operational performance, improved market conditions in Maine, and better management of power supplies in Ohio. WPS Energy Services' electric and gas margins were also affected by the change in accounting prescribed by the adoption of Issue 02-03. As of October 25, 2002, Issue 02-03 no longer permits mark-to-market accounting for nonderivative trading contracts, as described more fully under "Cumulative Effect of Changes in Accounting Principles" later in this press release. As a result, certain contracts are accounted for under the accrual method of accounting, delaying the recognition of market gains and losses on those contracts. The impact of this accounting change on the gas margin was partially offset by the acquisition of a Canadian retail gas business in November 2002.

WPS Power Development's lower margin is primarily attributable to its Sunbury generating facility. The Sunbury generation plant experienced decreased availability related to operational issues with newly installed environmental control equipment in various boilers and a turbine outage. As a result of the decreased output, Sunbury fulfilled contract requirements with more costly purchased power. Increased margins resulting from the generation assets acquired in New York in the second quarter of 2002 partially offset the decreased margin at Sunbury.

Other Expenses and Income

Utility operating expenses increased $13.3 million in the second quarter of 2003 due to costs incurred during the Kewaunee Nuclear Power Plant outage, additional operating expenses at the Kewaunee plant, and higher pension, postretirement, and active medical costs. Kewaunee was taken off-line in the second quarter of 2003 as a part of a planned 18-month refueling cycle. No related outage occurred in 2002. Business expansion at WPS Energy Services involving the acquisition of a Canadian retail gas business in November 2002 and a Michigan retail electric business in December 2002 contributed to a $3.0 million increase in operating expenses.

Depreciation and decommissioning expense increased largely due to higher earnings on Wisconsin Public Service's nuclear decommissioning trusts. In accordance with regulatory practices, an increase in earnings on trust assets is largely offset by increased depreciation and decommissioning expense.

Miscellaneous income decreased as a result of lower gains from sales of WPS Power Development's synthetic fuel operations. WPS Power Development recognized a $1.9 million (approximately $1.1 million after-tax) gain in the second quarter of 2003 associated with the 2002 sale of a portion of its synthetic fuel operation compared with a $16.7 million (approximately $10.0 million after-tax) gain recognized in 2002 related to its 2001 sale of a portion of its synthetic fuel operation. The 2002 sale agreement requires the purchaser to make both fixed and variable payments to WPS Power Development over the next several years.

Fewer tax credits were recognized in the second quarter of 2003 as lower taxable income reduced demand for tax credits.

Six Months Ended Results

Segment net income and revenue for the six months ended June 30 are shown in the following table.

WPS Resources' Net Income and Revenue
For the Six Months Ended June 30, 2003 and June 30, 2002

	Net Income		Revenue	
Segment	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$17.8	$22.4	$396.4	$356.0
Gas Utility	10.7	11.7	245.7	165.6
WPS Energy Services	15.4	6.2	1,570.3	165.4
WPS Power Development	(6.0)	11.6 [3]	86.4	61.3
Holding Company and Other	(2.6)	(2.1)	0.7	0.6
Intersegment Eliminations	0.4	-	(34.4)	(17.3)
Total WPS Resources	$35.7	$49.8	$2,265.1	$731.6

[3] WPS Power Development 2002 net income includes a $10.8 million after-tax gain for the 2001 sale of a portion of our synthetic fuel operations.

Revenue

As a result of the change in accounting required by the adoption of Issue 02-03, the previously reported revenues and cost of sales at WPS Energy Services were reclassified to conform to the

6

new accounting standard. The retroactive reclassification to net revenues and cost of sales for the six months ended June 30, 2002 resulted in a $519.2 million decrease to WPS Resources' previously reported consolidated nonregulated revenues and a corresponding $519.2 million decrease to previously reported consolidated nonregulated cost of fuel, gas, and purchased power. Neither margins, net income, nor cash flows for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.

Utility revenues increased due to increased retail and wholesale electric rates, sales volume growth, and higher natural gas prices during the six months ended June 30, 2003, compared with the same period in 2002. WPS Energy Services' revenues also increased as a result of higher natural gas prices, the change in accounting, sales volume growth to existing customers, and acquisitions of a retail natural gas business in Canada and a retail electric business in Michigan.

Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Six Months Ended June 30, 2003 and June 30, 2002

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Consolidated Electric Utility Margin	$13.6	$.25
Increase in Gas Utility Margin	3.0	.06
Increase in WPS Energy Services' Electric Margin	14.4	.27
Increase in WPS Energy Services' Gas Margin	4.2	.08
Decrease in WPS Power Development's Margin	(6.8)	(.13)
Increase in Operating Expenses	(33.1)	(.62)
Increase in Depreciation and Decommissioning	(4.2)	(.08)
Decrease in Miscellaneous Income [4]	(14.9)	(.28)
Decrease in WPS Power Development's Tax Credits		(.07)
Cumulative Effect of Change in Accounting Principle		.10
Change in Other Items and Rounding		(.06)
Total Earnings Per Share Impact		$(.48)

[4] Decrease in Miscellaneous Income includes the effect of an $18.0 million ($.34 per share after-tax) gain recognized in 2002 on the 2001 sale of a portion of our synthetic fuel operations.

Margins

The consolidated electric utility margin increased in the first six months of 2003 due to retail electric rate increases in both Wisconsin and Michigan. Although consolidated sales volume increased only slightly, volumes to higher-margin customers were up 3%. Consolidated electric utility margin increases from rate relief and sales growth were reduced by increased purchased power and fuel costs. Internal generation supply was limited during the first six months of 2003 due to plant outages. WPS Resources was not able to replace reduced generation with additional purchased power because of transmission constraints that limited access to available market supplies. Therefore, combustion turbines and gas-fired peaker units were utilized to fulfill supply needs. As a result, the fuel cost per kilowatt-hour generated increased 17% for Wisconsin Public Service. Despite reducing the volume of power bought in the open market, purchased power expense also increased due to a 57% increase in the cost per unit.

Although the consolidated electric utility margin increased, consolidated electric utility segment earnings decreased due to increased expenses and the delay in receiving additional Wisconsin retail electric rate relief at Wisconsin Public Service. Rate relief was expected to be implemented on January 1, 2003; however, the 3.5% increase in retail electric rates approved by the Public Service Commission of Wisconsin was not effective until March 21, 2003. Even with the new retail electric rates, Wisconsin Public Service's overall electric rates compare favorably with those of Wisconsin's other investor-owned utilities.

The gas utility margin for the first six months of 2003 increased due to an 8% increase in overall natural gas throughput volumes. Higher volumes were the result of weather for the first half of 2003 that was 12% colder than the same period in 2002. The impact of the sales volume growth was reduced by the decrease in Wisconsin retail gas rates effective March 21, 2003.

WPS Energy Services' electric margin increased due to expansion of its retail electric business, more favorable market price conditions in Maine, and improved operational management of power supplies in Ohio. The higher gas margin at WPS Energy Services was due to improved wholesale margins, settlement of pending liabilities with several counterparties, and acquisition of a Canadian retail gas business, partially offset by the change in accounting, which precludes mark-to-market accounting for nonderivative trading contracts.

WPS Power Development's margin decreased at the Sunbury generation plant largely due to decreased availability as a result of issues related to fuel quality and associated mechanical difficulties involving fuel delivery systems early in the year, operational issues related to newly installed environmental control equipment in various boilers, and a turbine outage in the second quarter of 2003. Increased margins from the generating assets acquired in New York, which came on line in the latter part of the second quarter of 2002, and the Combined Locks Energy Center, which became fully operational in 2003, partially offset the decreased margin at Sunbury.

Other Expenses and Income

Utility operating expenses increased $23.7 million in the six months ended June 30, 2003, largely due to higher pension, postretirement and active medical costs, increased operating costs at Kewaunee, and costs incurred for plant maintenance related to its 2003 plant outage. The Kewaunee plant did not experience an outage in 2002. Operating expenses at WPS Energy Services increased $7.7 million largely due to costs associated with business expansion involving the acquisition of a Canadian retail gas business and a Michigan retail electric business and higher variable compensation costs.

Contributing to increased depreciation and decommissioning expense were additional plant assets at Wisconsin Public Service and WPS Power Development.

Miscellaneous income decreased due to lower gains from sales of WPS Power Development's synthetic fuel operations. WPS Power Development recognized a $3.7 million (approximately $2.2 million after-tax) gain during the first six months of 2003 compared with an $18.0 million (approximately $10.8 million after-tax) gain during the same period in 2002. The 2003 gain resulted from the 2002 sale of a portion of WPS Power Development's interest in its synthetic fuel operation. The gain from the 2002 sale will be recognized over the next several years. The gain reported in 2002 resulted from a 2001 sell-down of WPS Power Development's interest in its synthetic fuel operations and was recognized in its entirety by December 31, 2002.

Fewer tax credits were recognized in the six months ended June 30, 2003, as lower taxable income reduced demand for tax credits.

Cumulative Effect of Changes in Accounting Principles

WPS Energy Services had been applying the accounting standards of Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," since the first quarter of 2000. WPS Energy Services was defined as a trading company under Issue 98-10 and was required to mark all of its energy related contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and requiring a cumulative change in accounting principle be recorded effective January 1, 2003 for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Energy Services recorded a positive after-tax cumulative effect of a change in accounting principle of about $3 million to net income to remove from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002 that do not meet the definition of a derivative under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect of adopting Statement No. 133 was partially offset in net income by associated changes in WPS Energy Services' margins, for a positive net after-tax impact of approximately $2 million for the six months ended June 30, 2003. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

IRS Announcement Regarding Synthetic Fuels

Through its affiliate, WPS Power Development, WPS Resources owns a partial interest in a synthetic fuel production facility located in Kentucky and receives tax credits pursuant to Section 29 of the Internal Revenue Code ("Code") based on sales to unaffiliated third-party purchasers of synthetic fuel produced from coal. To qualify for the Section 29 tax credits, the synthetic fuel must meet three primary conditions: (i) there must be a significant chemical change in the coal feedstock, (ii) the product must be sold to an unaffiliated entity, and (iii) the production facility must have been placed in service before July 1, 1998. Section 29 tax credits are currently scheduled to expire at the end of 2007.

Prior to 2001, WPS Resources owned a 67% interest in the synfuel facility. Over the subsequent two years, the company reduced its ownership interest to 23% because it could not fully utilize the tax credits available from the project. The project has received two separate private letter rulings from the Internal Revenue Service ("IRS") pursuant to which, among other things, the IRS concluded that the synthetic fuel produced at the facility qualifies for Section 29 tax credits. The IRS has completed audits of WPS Resources' synthetic fuel operations for the tax years ended December 31, 1999 and December 31, 2000.

On June 27, 2003, the IRS announced, following an audit commenced with respect to another taxpayer, not affiliated with WPS Resources, that it had reason to question the scientific validity of certain test procedures and results that have been presented by certain taxpayers as evidence that the required significant chemical change has occurred. The IRS announced that it is currently reviewing information regarding these test procedures and practices. At the same time, the IRS announced that it was suspending the issuance of private letter rulings concerning significant chemical change that relied on the procedures and results being reviewed. In addition, the IRS indicated that it may revoke existing private letter rulings that have relied on the procedures and results under review if it determines that those test procedures and results do not demonstrate that a significant chemical change has occurred.

The specific nature of the test procedures and results under review by the IRS is unknown at this time. WPS Resources management cannot predict the outcome of the IRS' review, when the review will be completed or the ultimate impact, if any, of the review on WPS Resources. WPS Resources believes that it is justified in relying on the private letter rulings for the facility, that the test results that it presented to the IRS in connection with its private letter rulings are scientifically valid and that the facility has been operated in compliance with the private letter rulings and Section 29 of the Code. WPS Resources has recorded approximately $74 million of Section 29 tax credits as reductions of income tax expense from project inception through June 30, 2003. As a result of Alternative Minimum Tax rules, about $44 million has been carried forward as a deferred tax asset as of June 30, 2003.

2003 Earnings Forecast

In 2003, we are continuing to seek balanced utility and nonregulated growth. However, we are placing more emphasis on regulated growth, thereby reducing our exposure to the risks of the nonregulated markets. Our long-term earnings per share growth rate target is 6 to 8 percent on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. We believe this strategy will reduce the overall risk to investors and, combined with our dividend, provide good returns to our shareholders. Our target for 2003 earnings per share is between $2.75 and $2.95, but we may be at the lower end of the range given our delayed rate case order. Achieving our targeted range for 2003 earnings per share is dependent upon, among other things, normal weather, availability of our generating units, improvement in the market price for energy, the timely successful completion of our pending rate cases, a pick-up in the rate of recovery of the economy, continued execution of our asset management strategy, and successful execution of cost control initiatives.

Conference Call

An earnings conference call is scheduled for 3 p.m. central time on Thursday, July 24.
Larry L. Weyers, WPS Resources' Chairman, President, and CEO, will discuss second quarter
2003 financial results. To access the call, which is open to the public, call 888-690-9634 (toll
free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS
as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with
music until the call begins. A replay of the conference call will be available through August 7,
2003 by dialing 800-964-1213.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of
the Securities Exchange Act of 1934. You can identify these statements by the fact that they do
not relate strictly to historical or current facts and often include words such as "anticipate,"
"believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we
believe we have been prudent in our plans and assumptions, there can be no assurance that
indicated results will be realized. Should known or unknown risks or uncertainties materialize,
or should underlying assumptions prove inaccurate, actual results could vary materially from
those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we
undertake no obligation to update any forward-looking statements, whether as a result of new
information, future events, or otherwise. We recommend that you consult any further
disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the Securities and
Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions
which form the basis of forward-looking statements relevant to our business. These factors,
and other factors not listed here, could cause actual results to differ materially from those
contained in forward-looking statements.

- General economic, business, and regulatory conditions
- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery

- State and federal rate regulation, including the inability to obtain necessary regulatory approvals

- Changes in generally accepted accounting principles

- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies

- The performance of projects undertaken or acquired by subsidiary companies

- Business combinations among our competitors and customers

- Energy supply and demand

- Financial market conditions, including availability, terms, and use of capital

- Nuclear and environmental issues

- Weather and other natural phenomena

- Commodity price and interest rate risk

- Counterparty credit risk

- Federal and state tax policies

- Acts of terrorism or war

//END//

For additional information, see attached financials or contact:
Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

        or

Donna M. Sheedy, Investor Relations Supervisor
WPS Resources Corporation
(920) 433-1857

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except share amounts)	**2003**	2002	**2003**	2002
Nonregulated revenue	**$721.0**	$100.1	**$1,642.4**	$221.0
Utility revenue	**260.8**	231.8	**622.7**	510.6
Total revenues	**981.8**	331.9	**2,265.1**	731.6
Nonregulated cost of fuel, gas, and purchased power	**698.3**	77.8	**1,579.3**	174.9
Utility cost of fuel, gas, and purchased power	**111.7**	88.1	**304.8**	204.0
Operating and maintenance expense	**129.0**	112.0	**250.4**	217.3
Depreciation and decommissioning expense	**27.6**	22.6	**52.9**	48.7
Taxes other than income	**10.9**	9.8	**21.7**	20.0
Operating income	**4.3**	21.6	**56.0**	66.7
Miscellaneous income	**7.5**	18.1	**8.9**	23.8
Interest expense	**(14.9)**	(14.0)	**(29.4)**	(28.0)
Distributions - preferred securities of subsidiary trust	**(0.9)**	(0.9)	**(1.8)**	(1.8)
Minority interest	**1.2**	(0.1)	**2.3**	(0.1)
Other income (expense)	**(7.1)**	3.1	**(20.0)**	(6.1)
Income (loss) before taxes	**(2.8)**	24.7	**36.0**	60.6
Income tax provision (benefit)	**(6.3)**	2.2	**1.9**	9.2
Net income before preferred dividends	**3.5**	22.5	**34.1**	51.4
Preferred stock dividends of subsidiary	**0.8**	0.8	**1.6**	1.6
Net income before cumulative effect of changes in accounting principles	**2.7**	21.7	**32.5**	49.8
Cumulative effect of changes in accounting principles, net of tax	**-**	**-**	**3.2**	-
Income available for common shareholders	**$2.7**	$21.7	**$35.7**	$49.8
Average shares of common stock	**32.4**	31.7	**32.3**	31.6
Earnings per share before cumulative effect of changes in accounting principles				
Basic	**$0.08**	$0.68	**$1.00**	$1.58
Diluted	**$0.08**	$0.68	**$0.99**	$1.57
Impact per share of cumulative effect of changes in accounting principles				
Basic	**$0.00**	$0.00	**$0.10**	$0.00
Diluted	**$0.00**	$0.00	**$0.10**	$0.00
Earnings per common share				
Basic	**$0.08**	$0.68	**$1.10**	$1.58
Diluted	**$0.08**	$0.68	**$1.09**	$1.57
Dividends per common share	**$0.535**	$0.525	**$1.070**	$1.050

The accompanying condensed notes are an integral part of these statements.

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	**2003**	2002
Assets		
Cash and cash equivalents	**$54.3**	$43.3
Restricted funds	**4.1**	4.2
Accounts receivable - net of reserves of $7.5 and $7.0, respectively	**348.6**	293.3
Accrued unbilled revenues	**56.8**	105.9
Inventories	**140.4**	118.1
Current portion of assets from risk management activities	**427.2**	406.6
Other current assets	**86.7**	72.3
Current assets	**1,118.1**	1,043.7
Property, plant, and equipment - net of reserves of $1,645.6 and $1,832.4, respectively	**1,996.5**	1,610.2
Regulatory assets	**110.5**	110.9
Long-term assets from risk management activities	**152.3**	135.3
Other	**345.6**	307.8
Total assets	**$3,723.0**	$3,207.9
Liabilities and Shareholders' Equity		
Short-term debt	**$105.5**	$29.8
Current portion of long-term debt	**6.6**	71.1
Accounts payable	**522.9**	452.0
Current portion of liabilities from risk management activities	**419.5**	443.8
Other current liabilities	**53.4**	53.7
Current liabilities	**1,107.9**	1,050.4
Long-term debt	**813.5**	824.4
Deferred income taxes	**78.8**	73.7
Deferred investment tax credits	**18.5**	19.3
Regulatory liabilities	**120.7**	49.7
Environmental remediation liabilities	**38.1**	40.2
Benefit obligations	**50.9**	51.8
Long-term liabilities from risk management activities	**140.9**	109.7
Asset retirement obligations	**336.3**	-
Other	**111.1**	104.8
Long-term liabilities	**1,708.8**	1,273.6
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely WPS Resources 7.00% subordinated debentures	**50.0**	50.0
Preferred stock of subsidiary with no mandatory redemption	**51.1**	51.1
Common stock equity	**805.2**	782.8
Total liabilities and shareholders' equity	**$3,723.0**	$3,207.9

The accompanying condensed notes are an integral part of these statements.

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2003	2002
Operating Activities		
Net income before preferred dividends	**$34.1**	$51.4
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and decommissioning	**52.9**	48.7
Amortization	**22.8**	18.1
Unrealized (gains) losses on investments	**(2.3)**	(1.8)
Unrealized (gains) losses on nonregulated energy contracts	**6.9**	11.5
Deferred income taxes and investment tax credit	**1.1**	13.8
Other	**(3.8)**	(7.3)
Changes in working capital		
Receivables	**(7.7)**	40.1
Inventories	**(39.8)**	16.2
Other current assets	**(15.3)**	(0.9)
Accounts payable	**70.7**	(34.3)
Other current liabilities	**(7.6)**	(5.2)
Net cash operating activities	**112.0**	150.3
Investing Activities		
Capital expenditures	**(69.9)**	(100.2)
Sale of property, plant and equipment	**20.2**	0.2
Acquisition and purchases of equity investments	**(45.3)**	(67.4)
Dividends received from equity method investment	**3.6**	3.9
Decommissioning funding	**(1.4)**	(1.3)
Other	**(1.2)**	(5.5)
Net cash investing activities	**(94.0)**	(170.3)
Financing Activities		
Short-term debt - net	**75.7**	14.7
Issuance of long-term debt	**-**	0.2
Repayment of long-term debt and capital lease	**(76.1)**	(3.6)
Payment of dividends		
Preferred stock	**(1.6)**	(1.6)
Common stock	**(34.1)**	(33.1)
Issuance of common stock	**17.5**	18.2
Purchase of common stock	**(0.8)**	(1.1)
Other	**12.4**	1.3
Net cash financing activities	**(7.0)**	(5.0)
Change in cash and cash equivalents	**11.0**	(25.0)
Cash and cash equivalents at beginning of period	**43.3**	43.9
Cash and cash equivalents at end of period	**$54.3**	$18.9

The accompanying condensed notes are an integral part of these statements.